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                               September 2, 2022

       Timothy K. Driggers
       Chief Financial Officer
       EOG Resources, Inc.
       1111 Bagby, Sky Lobby 2
       Houston, Texas 77002

                                                        Re: EOG Resources, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 24,
2022
                                                            File No. 001-09743

       Dear Mr. Driggers:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

   1. We note you plan to continue to focus a substantial portion of your exploration and development
expenditures in your major producing areas in the United States and expect to continue to
improve well performance and offset inflationary pressure through efficiency gains and by
locking in certain service costs for drilling and completion activities. Please
address the following:
                                                            disclose any known
trends or uncertainties that have had or are reasonably likely to have a material
impact on your cash flows, liquidity, capital resources, cash requirements,
financial position, or results of operations arising from, related to, or caused by the
inflation;
                                                            expand to identify
the principal factors contributing to the inflationary pressures you have experienced
and clarify the resulting impact to the company; and
 Timothy K. Driggers
FirstName LastNameTimothy  K. Driggers
EOG Resources,  Inc.
Comapany 2,
September NameEOG
             2022    Resources, Inc.
September
Page 2    2, 2022 Page 2
FirstName LastName
                expand your disclosure to identify specific actions planned or taken, if any, to mitigate inflationary pressures.
2. We note you disclosed in your earning call transcripts for the second quarter ended June
         30, 2022 that oil field service capacity remains extremely tight and is further constrained by the limited availability of materials and experienced labor, driving uncertainty in the cost of services, not only for this year, but also for 2023. Please address the following:
             expand your disclosures to indicate operational constraints that you have experienced;
             discuss whether theses challenges have materially impacted your results of operations or capital resources; and
             quantify, to the extent possible, how your sales, profits and/or liquidity have been impacted.
Supplemental Information to Consolidated Financial Statements (Unaudited)
Net Proved Reserves, page F-41

3. We note you appear to identify just a single primary factor, either positive or negative, that contributed to a revision in the previous estimate of your reserves, e.g. changes in commodity prices or removing certain PUD locations from the five-year development plan. Please expand your discussion to separately identify and quantify each factor that contributed to the overall change in the line item to comply with FASB ASC 932-235-50-
         5.

         Your discussion should clearly identify the source of each change and include an explanation relating to each of the items you identify. If two or more unrelated factors, including offsetting factors, are combined to arrive at the overall change, please separately identify and quantify each factor. Your discussion should provide sufficient details so that the change in net reserve quantities between periods is fully reconciled and explained.

         The disclosure of revisions in previous estimates in particular should identify the changes associated with the individual factors, such as changes caused by commodity prices, costs, interest adjustments, well performance, unsuccessful and/or uneconomic proved undeveloped locations and changes in a previously adopted development plan.

         This comment also applies to the disclosure of the changes in proved undeveloped reserves presented on page F-45. Refer to Item 1203(b) of Regulation
S-K.
4. The change in the net quantities of your total proved reserves attributed to extensions and discoveries appears to be significantly greater than the corresponding change in the net quantities of your proved undeveloped reserves for each of the last three fiscal years presented. For example, the change in net quantities for total proved reserves is 952
         MMBoe compared to a change of 779 MMBoe for proved undeveloped reserves for the year ended December 31, 2021.
 Timothy K. Driggers
EOG Resources, Inc.
September 2, 2022
Page 3
         Please expand the discussion of the changes that occurred in your total proved reserves attributed to extensions and discoveries to explain the reason(s) for this difference. For example, your discussion should address the net quantities added as the result of drilling wells that did not have any proved undeveloped reserves assigned at the beginning of the fiscal year but subsequently resulted in the addition new proved developed reserves by fiscal year end, if true, and separately the net quantities added as new proved undeveloped reserves. Your discussion should provide sufficient details so that the change in net reserve quantities between periods is fully reconciled and explained. Refer to FASB ASC
         932-235-50-5.
Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas
Reserves, page F-49

5. Please expand the presentation of the standardized measure to clarify, if true, that future cash flows take into account the estimated abandonment costs for the proved properties to comply with FASB ASC 932-235-50-36.

         If the abandonment costs, including such costs related to proved undeveloped locations, have not been included for each of the periods presented, e.g. as of December 31, 2021,
         2020 and 2019, please explain to us the rationale for excluding these costs from the calculation of the standardized measure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joanna Lam, Staff Accountant at 202-551-3476 or Kimberly Calder,
Assistant Chief Accountant at 202-551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact John Hodgin, Petroleum Engineer at 202-551-3699 if you have questions regarding the engineering comments. Please contact Craig Arakawa, Accounting Branch Chief at 202-551-3650 with any other questions.



FirstName LastNameTimothy K. Driggers                         Sincerely,
Comapany NameEOG Resources, Inc.
                                                              Division of
Corporation Finance
September 2, 2022 Page 3                                      Office of Energy
& Transportation
FirstName LastName